

December 22, 2017

<u>Via E-mail</u>
Fred T. Bauer
Chairman and Chief Executive Officer
Gentex Corporation
600 N. Centennial Street
Zeeland, Michigan 49464

      Re: **Gentex Corporation**
               Form 10-K for the Fiscal Year Ended December 31, 2016
               Filed February 22, 2017
               File No. 0-10235

Dear Mr. Bauer:

      We refer you to our comment letter dated November 30, 2017, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               /s/ Cecilia Blye

               Cecilia Blye, Chief
               Office of Global Security Risk

cc: Anne Nguyen Parker
       Assistant Director
       Division of Corporation Finance